February 24, 2023

VIA EDGAR

Michael Rosenberg

Megan Miller

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Pre-Effective Amendment to Registration Statement on Form N-2 for Eaton Vance Senior Floating-Rate Trust (the “Fund”) (File Nos.: 333-266343; 811-21411)

Dear Mr. Rosenberg and Ms. Miller:

This letter responds to a comment you provided to the undersigned via telephone on August 22, 2022 and August 16, 2022, respectively, of the Fund’s Pre-Effective Amendment to the Fund’s Registration Statement on Form N-2 filed on July 27, 2022 (Accession No. 0000940394-22-001229) with respect to the proposed offering by the Fund of additional shares of common stock, par value $0.01 per share (the “Common Shares”), on a continuous or delayed basis in reliance on Rule 415 under the 1933 Act (the “Shelf Registration Statement”).

We have reproduced the comment below and immediately thereafter provided the Fund’s response. Responses will be reflected in an amendment to the Fund’s Shelf Registration Statement (the “Amendment”). We request that the Staff review the Amendment as promptly as possible and contact the undersigned at its earliest possible convenience if the Staff has any further comments. The Registrant seeks effectiveness of the Amendment no later than March 3, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Shelf Registration Statement.

  Comment: On page 2 of the Fund’s Prospectus under Portfolio Contents, please disclose that Senior Loans have no readily available trading market or which are otherwise illiquid.

Response:  The Fund has considered the comment, but respectfully disagrees, and as such declines to make any changes to the disclosure at this time. Supplementary, the first sentence under Illiquid Investments will be revised as follows:

“The Trust may invest without limitation in investments for which there is no readily available trading market or are otherwise illiquid.”

  Comment: On page 2 of the Fund’s Prospectus under Portfolio Contents, please revised the following sentence to include that below investment grade securities have “predominately” speculative characteristics:

“Senior Loans typically are of below investment grade quality and have below investment grade credit ratings, which ratings are associated with securities having high risk, speculative characteristics (sometimes referred to as “junk”).”

Response: The requested change will be made.

  Comment: On page 19 of the Fund’s Prospectus, please update the Financial Highlights for the semi-annual period ending April 30, 2022.

Response: The amended filing will include information as the Fund’s most recent fiscal year end, October 31, 2022.

  Comment: On page 61, of the Fund’s Prospectus, please confirm the Incorporation by Reference section will be updated and hyperlinked.

Response: The Fund so confirms.

  Comment: On page 51, of the Fund’s Statement of Additional Information, please update the Financial Highlights to include the Fund’s semi-annual report.

Response: The amended filing will include information as the Fund’s most recent fiscal year end, October 31, 2022.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-8655.

Sincerely,

/s/ Jeanmarie Valle Lee

Jeanmarie Valle Lee, Esq.

Vice President